Exhibit 99.1

PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE June 23, 2015
NEW VEIN SYSTEM DISCOVERED DURING UNDERGROUND DRILL PROGRAM AT PRAIRIE CREEK MINE

•Two significant drill intercepts on a separate parallel vein

•Drilling continues to intercept Main Quartz Vein

•Further significant Stockwork mineralization intercepted

Vancouver, British Columbia, June 23, 2015 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to provide an update on the continuing underground exploration program at the Prairie Creek Mine in the Northwest Territories, Canada last reported on June 9, 2015.

Assays have now been received from five additional diamond drill holes from the underground program.

Highlights of Diamond Drilling:

•
Drillhole PCU-15-62 intercepted a previously unknown quartz vein fault structure, 75m into the footwall of the Main Quartz Vein (MQV) structure, and graded 8.3% Pb, 19.8% Zn and 150 g/t Ag across an estimated true width of 5.4m.

•
PCU-15-65, drilled on the next section 50m north, 95m to the west of the MQV structure which graded 4.9% Pb, 22.7% Zn and 164 g/t Ag across 1.2m of estimated true width, also intercepted the second quartz vein structure and graded 4.6% Pb, 13.8% Zn, 92 g/t Ag across 2.9m of estimated true width.

•
Diamond drilling of the lower portion of the MQV structure in hole PCU-15-64 intersected two veins side by side (separated by approximately 8m but both interpreted to be the MQV) grading  22.7% Pb, 9.7% Zn, 226 g/t Ag across 8.4m estimated true width and 14.0% Pb, 3.5% Zn 194 g/t Ag across 5.1m estimated true width, respectively.

•
Multiple intercepts of Stockwork (STK) mineralization were also returned in all stockwork targeted holes including hole PCU-15-65 which graded 24.7% Pb, 32.7% Zn, and 311 g/t Ag across an estimated true width of 2.4m and further down the hole 9.5% Pb, 38.1% Zn, 381 g/t Ag across an estimated true width of 1.5m.

In this particular area of the property, base metal mineralization occurs both in the Main Quartz Vein (MQV), which is a high-grade, steeply dipping, fault structure that hosts the majority of the defined reserves and resources, and in the Stockwork (STK) Zone, which is a series of narrow high-grade veins occurring at an oblique angle to the MQV.

870m Decline Diamond Drilling Results

PCU-15-062 was designed to further detail the MQV and STK on Section 51050N. The MQV zone intercepted in this hole was poorly mineralized within the structure, however further drilling into the footwall intercepted multiple STK veins as anticipated.

Previous three dimensional modelling had projected the possibility of a second MQV-like structure (MQVB) and this may be represented by a new vein intersection which graded 8.3% Pb, 19.8% Zn and 150 g/t Ag across a true width of 5.4m, 75m into the footwall of the MQV structure.

As a subsequent follow up to this intercept hole PCU-15-65 tested the possible trend of this structure 50m north on the next section 50100N and successfully intercepted both quartz vein structures which also carried significant grades as indicated in the table below.

Abundant STK mineralization was intercepted throughout the holes within the footwall of the MQV as detailed in the attached schedule.  The STK continues to return significant widths and grades in the immediate vicinity of the present mine workings.

Some of the on-going drilling will be directed towards further testing the possible continuation of the new second quartz vein structure, termed the MQVB, further to the north along with continuing to delineate the MQV and STK zones.

Structural interpretation and three dimensional geological modelling is on-going and will be finalized upon completion of the drilling program.

Drilling of holes 61, 62, 63 and 64 were from underground drill station #9 on Section 51050N.  The drill was moved to station #10 on Section 51100N to complete hole 65 where it is presently operating.

The underground drilling in the 870m decline is testing for new areas of mineralization near the mine workings and to further detail Inferred resources, with the objective of converting part of the large Inferred Mineral Resource to the Indicated category.

Recently received assay results from the diamond drill program are as follows:

Drillhole number	Mineral Style	From (m)	To (m)	Core Interval(m)	Est.True Width(m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PCU-15-61	vein	108.70	109.80	1.10	0.83	2.00	9.20	79.0	0.276
PCU-15-61	vein	108.70	109.80	1.10	0.83	2.00	9.20	79.0	0.276
PCU-15-61	vein	113.25	114.20	0.95	0.72	7.44	1.86	66.0	0.052
PCU-15-61	vein	117.04	118.57	1.53	1.17	3.43	8.13	82.0	0.296
PCU-15-61	STK	176.48	177.40	0.92	0.63	0.35	4.31	31.0	0.104
PCU-15-61	STK	189.88	191.90	2.02	1.32	4.83	3.98	101.4	0.311
PCU-15-61	STK	193.24	194.94	1.70	1.10	3.43	3.26	28.1	0.015
PCU-15-61	STK	201.25	202.25	1.00	0.65	2.99	8.21	28.7	0.015
PCU-15-61	STK	203.91	204.77	0.86	0.56	0.02	6.16	0.7	0.002
PCU-15-62	MQV	99.06	100.60	1.54	1.40	0.60	0.66	49.1	0.223
PCU-15-62	STK	111.53	112.58	1.05	0.79	0.15	8.50	6.6	0.020
PCU-15-62	STK	151.52	152.20	0.68	0.53	0.46	6.35	3.7	0.003
PCU-15-62	STK	154.14	155.08	0.94	0.73	11.40	0.94	104.0	0.005
PCU-15-62	STK	159.69	160.55	0.86	0.67	6.31	7.45	80.0	0.178
PCU-15-62	STK	176.02	176.65	0.63	0.49	0.31	10.10	5.1	0.008
PCU-15-62	MQVB	179.70	185.65	5.95	5.41	8.28	19.77	150.2	0.353
includes:	MQVB	182.24	185.65	3.41	3.10	13.54	32.85	250.8	0.592
PCU-15-62	STK	203.90	205.13	1.23	0.98	2.21	5.98	24.2	0.038
PCU-15-62	STK	206.20	208.18	1.98	1.58	3.04	6.66	35.4	0.052
PCU-15-62	STK	209.16	211.41	2.25	1.79	3.19	7.73	69.7	0.170
PCU-15-62	STK	212.21	213.28	1.07	0.85	3.04	6.07	143.0	0.527
PCU-15-63	STK	115.90	116.55	0.65	0.53	6.53	9.57	200.0	0.744
PCU-15-63	STK	147.40	148.40	1.00	0.75	12.80	0.22	144.0	0.002
PCU-15-63	STK	160.93	161.35	0.42	0.30	12.00	14.40	140.0	0.280
PCU-15-63	STK	185.84	186.84	1.00	0.69	1.15	7.27	8.6	0.004
PCU-15-64	MQV	260.51	270.60	10.09	8.43	22.73	9.67	226	0.273
PCU-15-64	MQV	278.59	284.68	6.09	5.09	13.96	3.47	194	0.433
PCU-15-65	MQV	115.80	117.04	1.24	1.16	4.92	22.70	164	0.581
PCU-15-65	STK	123.02	126.30	3.28	2.41	24.68	32.66	311	0.329
PCU-15-65	STK	133.31	134.98	1.67	1.23	6.68	23.41	178	0.569
PCU-15-65	STK	140.57	141.43	0.86	0.63	6.14	2.74	95	0.269
PCU-15-65	STK	143.76	144.48	0.72	0.53	6.39	32.40	1220	5.280
PCU-15-65	STK	155.55	156.55	1.00	0.74	5.29	3.27	57	0.037
PCU-15-65	STK	158.60	159.60	1.00	0.25	15.20	10.80	172	0.190
PCU-15-65	STK	180.40	182.40	2.00	1.49	9.49	38.10	381	1.465
PCU-15-65	STK	186.45	188.39	1.94	1.45	7.36	11.60	74	0.084
PCU-15-65	MQVB	211.80	214.88	3.08	2.89	4.57	13.83	92	0.216

2015 Underground Exploration Program

To date, Canadian Zinc has completed over 5,000m of core drilling from three stations at the end of the decline of the 870m Level. Drilling is presently continuing from drill station #10.

The drilling program is scheduled to continue to the end of June and the new geological data is being incorporated into a newly interpreted geological block model. This data will be further interpreted, modelled and incorporated into the future resource and reserve calculations and a revised mineplan.

A further update on the program will be issued upon receiving analytical results.

Quality Assurance/Quality Control

The drill core samples were cut by diamond saw and securely, through chain of custody, all samples were shipped to AGAT Laboratories for initial multi-element assay by ICP-OES analysis. Further assays and analysis was completed where appropriate standards, duplicates and blanks were inserted and included within the analysis.

Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of NI 43-101 and has approved this press release.

About the Prairie Creek Mine

The Prairie Creek Mine contains a partially developed infrastructure including an almost complete flotation mill, workshops, accommodations, and support facilities. The Company holds a Type “A” Water Licence which, along with previously issued permits and licences, permits the operation of a mine at Prairie Creek. An update Resource Estimate was completed by AMC Mining Consultants (Canada) in March 2015 (refer to March 26, 2015 press release) with overall results as follows:

OVERALL RESOURCE ESTIMATE: MARCH 2015
TOTAL MQV+STK+SMS	TONNES	Zn %	Pb %	Ag g/t
MEASURED	1,279,000	13.2	11.6	211
INDICATED	5,309,000	9.5	9.0	131
MEASURED & INDICATED	6,588,000	10.2	9.5	147
INFERRED	7,078,000	11.7	9.6	177

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman & Chief Executive	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, 12th Floor Toronto, ON M5J 2W4	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Tollfree:1-866-688-2001	220 Bay Street, 12th Floor Toronto, ON M5J 2W4

E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.